Schedule A

Limited Liability Companies and Portfolios Covered by the Sub-Advisory Agreement, dated as of April 1, 2015, between

Fidelity Investments Money Management, Inc.

and

FMR Investment Management (U.K.) Limited

Name of LLC	Name of Portfolio	Type of Fund	Effective Date
Fidelity Central Investment Portfolios II LLC	Fidelity International Credit Central Fund	Fixed-Income	06/13/2017
Fidelity Central Investment Portfolios II LLC	Fidelity Investment Grade Bond Central Fund	Fixed-Income	12/17/2004
Fidelity Central Investment Portfolios II LLC	Fidelity Mortgage Backed Securities Central Fund	Fixed-Income	06/19/2008
Fidelity Central Investment Portfolios II LLC	Fidelity Inflation-Protected Bond Index Central Fund	Fixed-Income	01/19/2012

Agreed and Accepted

as of August 28, 2017

Fidelity Investments Money Management, Inc.	FMR Investment Management (U.K.) Limited

By:     /s/Harris Komishane

By:     /s/Mark D. Flaherty

Name:

Harris Komishane

Name:

Mark D. Flaherty

Title:

Treasurer

Title:

Director